SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 2 August 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

EXHIBIT 1.1 Blocklisting Interim Review released on 8 July 2010

EXHIBIT 1.2 Blocklisting Interim Review released on 8 July 2010

EXHIBIT 1.3 Director/PDMR Shareholding released on 12 July 2010

EXHIBIT 1.4 Transaction in Own Shares released on 16 July 2010
EXHIBIT 1.5 Director/PDMR Shareholding released on 28 July 2010
EXHIBIT 1.6 Total Voting Rights released on 30 July 2010

EXHIBIT 1.1

BP p.l.c. -  Blocklisting Interim Review
BP p.l.c. -  8 July 2010

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
8 July 2010

Name of applicant :		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 January 2010	To:	30 June 2010
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Zoe Edmondson
Telephone number of contact:	020 7496 2102

EXHIBIT 1.2

BP p.l.c. -  Blocklisting Interim Review
BP p.l.c. -  8 July 2010

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
8 July 2010

Name of applicant :		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 January 2010	To:	30 June 2010
Balance of unallotted securities under scheme(s) from previous return:		20,971,303
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		10,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		17,435,520
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,535,783

Name of contact:	Zoe Edmondson
Telephone number of contact:	020 7496 2102

EXHIBIT 1.3

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  12 July 2010
BP p.l.c. was advised on 12 July 2010 by Computershare Plan Managers that on 12 July 2010 the following Directors and senior executive (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.648 per share through participation in the BP Sharematch UK Plan
:-
Directors

Dr A.B. Hayward          85 shares
Mr I.C. Conn                 85 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 85 shares
Mr S. Westwell             88 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

EXHIBIT 1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 July 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 3,070 ordinary shares on 13th July, and 702,775 ordinary shares on 15th July at a price of  368.40 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,856,834,069 ordinary shares in Treasury, and has 18,790,266,897 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.5

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  28 July 2010

BP p.l.c. was notified on 28 July 2010, by Ms S Bott (a person discharging managerial responsibility) that she sold 22,282 BP ADSs (ISIN number US0556221044), equivalent to approximately 133,692 ordinary shares, at $38.128 per ADS on 27 July 2010.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 1.6

BP p.l.c. -  Total Voting Rights
BP p.l.c. -  30 July 2010

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 July 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,790,267,681 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,795,350,181. This figure excludes (i) 1,856,833,285 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 2 August 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary